UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-39750

DOCEBO INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

366 Adelaide St. West

Suite 701

Toronto, Ontario, Canada M5V 1R7

(800) 681-4601

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference to the registrant’s Registration Statement on Form F-10 (File No. 333-251046), the registrant’s Registration Statement on Form S-8 (File No. 333-251417) and the registrant’s Registration Statement on Form F-3 (File No. 333-262000).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Docebo Inc. Report of Voting Results for the Annual General Meeting of Shareholders Held on June 13, 2023

99.2	Press Release of Docebo Inc., dated June 13, 2023, titled “Docebo Inc. Announces Voting Results from its Annual General Meeting of Shareholders”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Docebo Inc.

Date: June 13, 2023	By:	/s/ Sukaran Mehta
Name: Sukaran Mehta
Title: Chief Financial Officer